Room 4561
								August 9, 2005

Mr. Xuedong Hu
Chief Executive Officer and President
Alpha Spacecom, Inc.
Room 710, Zhou Ji Building, No. 16
Ande Road, Dongcheng District
Beijing, China  100011

Re:	Alpha Spacecom, Inc.
	Item 4.01 Form 8-K
      Filed May 13, 2005, June 14, 2005 and August 4, 2005
	File No.  000-13628

Dear Mr. Hu:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 4, 2005

1. Please refer to the second paragraph of the Form 8-K/A filed on August 4, 2005 where you identify accounting disagreements.
Please
also refer to the accountant`s letter in Exhibit 16.2. Help us understand why the disagreements noted between you and your former independent accountant, De Joya & Company (De Joya), are not consistent with one another.

2. Based on the July 15, 2005 date of the accountant`s letter, it is not clear whether De Joya has reviewed your Form 8-K/A filed on August 4, 2005. Please amend your most recent 8-K to include an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form
8-K.  Please note that if you file another amendment to the Form
8-K
you will need to include an Exhibit 16 letter to that filing as well.

3. With respect to the disagreement with the former accountants, revise the Form 8-K to provide all the information required by Item
304(a)(1)(iv)(B), (C), (D) and (E) of Regulation S-B. Please also note the requirements of Item 304(b) of Regulation S-B. If there were any material transactions or events similar to those involved in the disagreement (or reportable event) that you accounted for or disclosed differently than your prior accountant would have concluded was required, you should provide all of the disclosures required by
Item 304(b) of Regulation S-B.

General

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Patrick Gilmore, Staff Accountant, at (202)
551-
3406 or me at (202) 551-3499 if you have questions regarding these comments.

							Sincerely,

      					Kathleen Collins
							Accounting Branch Chief
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Xuedong Hu
Alpha Spacecom, Inc.
August 9, 2005
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